Exhibit 99.1

MATERIAL FACT

Gerdau proposes new corporate governance structure

March 26, 2015, Porto Alegre – The Boards of Metalúrgica Gerdau S.A. and Gerdau S.A., following the rules from CVM (Comissão de Valores Mobiliários), propose to their respective Shareholders Meetings, to be held on April 28 and April 29, respectively, the new Boards of Directors composition.

The proposal marks one more phase in the Gerdau Johannpeter family succession process in their business governance. André B. Gerdau Johannpeter, Gerdau Board member and CEO, and Claudio Gerdau Johannpeter, Board member and Executive Vice-president, will also both accumulate the Co-Chairman position in the Gerdau S.A. and Metalúrgica Gerdau S.A. Boards of Directors.

Jorge Gerdau Johannpeter, Chairman of the Boards of Directors of Gerdau S.A. and Metalúrgica Gerdau S.A., and the vice Chairman Germano, Klaus and Frederico Gerdau Johannpeter – will not be part in the proposed Boards of Directors and will be assigned for the Advisory Board to be created. This new Board will have Jorge Gerdau as president, with the support from Germano, Klaus and Frederico, aims to continue to share their strategy and management experiences acquired along the last decades.

The proposal to the shareholders is based in an organized and structured process, following the model realized in the Gerdau Executive Committee succession process occurred in 2007. Furthermore, is important to highlight that Gerdau implemented four generations succession process along the 114 years of history, proving its strong process of governance and management.

Proposal of the new compositions of the Boards of Directors:

Gerdau S.A. Board of Directors

André B. Gerdau Johannpeter	Co-Chairman
Claudio Gerdau Johannpeter	Co-Chairman
Richard C. Gerdau Johannpeter	Board Member
Affonso Celso Pastore	Board Member
Expedito Luz	Board Member
Oscar de Paula Bernardes	Board Member

Metalúrgica Gerdau S.A. Board of Directors

André B. Gerdau Johannpeter	Co-Chairman
Claudio Gerdau Johannpeter	Co-Chairman
Guilherme C. Gerdau Johannpeter	Board Member
Richard C. Gerdau Johannpeter	Board Member
Affonso Celso Pastore	Board Member
Expedito Luz	Board Member
Oscar de Paula Bernardes	Board Member

Porto Alegre, March 26, 2015.

Andre Pires de Oliveira Dias

Executive Vice President

Investor Relations Director